03030854

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

Structured Asset Securities Corporation
(Exact Name of Registrant as Specified in Charter)

0000808851
(Registrant CIK Number)

Form 8-K for August 28, 2003
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-106925
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant))

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on August 28, 2003.

STRUCTURED ASSET SECURITIES CORPORATION

By: Ellen V

Name: Ellen V. Kiernan
Title: Senior Vice President

Exhibit Index

IN ACCORDANCE WITH RULE 311 (h) OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER.

COMPUTATIONAL MATERIALS

for

STRUCTURED ASSET SECURITIES CORPORATION

Mortgage Pass-Through Certificates, Series 2003-S1

$256,516,000 (Approximate)
STRUCTURED ASSET SECURITIES CORPORATION, SERIES 2003-S1
SENIOR/SUBORDINATE CERTIFICATES BACKED BY 2ND LIEN MORTGAGE LOANS
1M Libor Available Funds Floaters
No Hard Cap – Act/360 – No Delay

To 10% Call

Class	Approx. Size ($) (1)	Benchmark	Est. WAL(2) (yrs.)	Payment Window(2) (mos.)	Initial C/E (3) (%)	Initial Margin	Legal Final Maturity	Expected Ratings (Moody's/S&P)(4)
A(5)	$186,909,000	1M Libor	1.38	1-76	30.85%	TBD	8/25/2033	Aaa/AAA
A-IO (6)	Notional	6.00%	N/A	N/A	N/A	N/A	2/25/2005	Aaa/AAA
A-SIO (7)	Notional	(7)	N/A	N/A	N/A	(7)	2/25/2006	Aaa/AAA
M1	$22,558,000	1M Libor	5.64	53-76	22.10%	TBD	8/25/2033	Aa2/AA
M2	$19,980,000	1M Libor	4.71	44-76	14.35%	TBD	8/25/2033	A2/A
M3	$12,890,000	1M Libor	4.48	41-76	9.35%	TBD	8/25/2033	Baa2/BBB
M4	$5,156,000	1M Libor	4.40	39-76	7.35%	TBD	8/25/2033	Baa3/BBB-
B	$9,023,000	1M Libor	4.35	38-76	3.85%	TBD	8/25/2033	Ba2/BB

To Maturity

Class	Approx. Size ($) (1)	Benchmark	Est. WAL(2) (yrs.)	Payment Window(2) (mos.)	Initial C/E (3) (%)	Initial Margin	Legal Final Maturity	Expected Ratings (Moody's/S&P)(4)
A(5)	$186,909,000	1M Libor	1.50	1-165	30.85%	TBD	8/25/2033	Aaa/AAA
A-IO (6)	Notional	6.00%	N/A	N/A	N/A	N/A	2/25/2005	Aaa/AAA
A-SIO (7)	Notional	(7)	N/A	N/A	N/A	(7)	2/25/2006	Aaa/AAA
M1	$22,558,000	1M Libor	6.19	53-153	22.10%	TBD	8/25/2033	Aa2/AA
M2	$19,980,000	1M Libor	5.15	44-143	14.35%	TBD	8/25/2033	A2/A
M3	$12,890,000	1M Libor	4.87	41-130	9.35%	TBD	8/25/2033	Baa2/BBB
M4	$5,156,000	1M Libor	4.75	39-117	7.35%	TBD	8/25/2033	Baa3/BBB-
B	$9,023,000	1M Libor	4.62	38-109	3.85%	TBD	8/25/2033	Ba2/BB

(1) Subject to a permitted variance of ± 5% in aggregate.

(2) The Certificates will be priced at 30% CPR.

(3) Initial Credit Enhancement assumes overcollateralization has built to 3.85%. Initial overcollateralization will equal approximately 0.50%.

(4) All Classes of Certificates will be rated by Moody's and S&P.

(5) Class A is the Senior Certificate.

(6) Class A-IO will be a Senior Interest-Only Certificate, and will receive interest payments for the first 18 distribution dates.

(7) Class A-SIO will be a Senior Inverse Interest-Only Certificate with a coupon equal to 4.00% - 1M Libor. It will receive interest payments for the first 30 distribution dates.

Principal Payment Priority

Prior to the Stepdown Date, and whenever a Trigger Event is in effect:

All principal will be allocated to the Class A Certificates, until reduced to zero. When the principal balance of the Class A Certificates has been reduced to zero, all principal will be allocated sequentially to the Class M1, M2, M3, M4 and B Certificates.

The Stepdown Date is the later of (i) the Distribution Date upon which the Senior Enhancement Percentage (as defined herein) doubles (i.e. meets the targeted Senior Enhancement Percentage), or (ii) the 37th distribution date.

On or after the Stepdown Date, and as long as a Trigger Event is not in effect:

Principal will first be allocated to the Class A Certificates, until the Targeted Senior Enhancement Percentage has been reached. Principal will then be allocated to the Class M1, M2, M3, M4 and B Certificates so that the credit enhancement behind each class equals two times the respective original credit enhancement percentage for such class, as a product of the current pool balance, subject to a floor equal to approximately 0.50% of the Cut-Off Date collateral balance.

Credit Enhancement

Overcollateralization

Excess interest will be used to pay down the certificates so the aggregate loan balance exceeds the aggregate certificate balance (Overcollateralization").

The "Overcollateralization Target" with respect to any Distribution Date prior to the Stepdown Date is equal to 3.85% of the Cut-Off Date collateral balance. On or after the Stepdown Date or on any Distribution Date for which a Trigger Event is not in effect, the Overcollateralization Target is equal to the greater of (1) 0.50% of the Cut-Off Date Balance and (2) the lesser of (i) 3.85% of the Cut-Off Date Balance and (ii) 7.70% of the current Collateral Balance. For any Distribution Date on or after the Stepdown Date and for which a Trigger Event is in effect, the Overcollateralization Target will be equal to the Overcollateralization Target for the immediately preceding Distribution Date.

Subordination

Classes A, A-IO and A-SIO will have limited protection by means of the subordination of the Subordinate Certificates. Classes A, A-IO and A-SIO will have the preferential right to receive interest due to them and principal available for distribution (in the case of Class A) over Classes having a lower priority of distribution. Similarly, each Class of Class M Certificates will be senior to all other Classes of Class M Certificates with a higher numerical designation and to the Class B Certificates. If on any Distribution Date after giving effect to all realized losses and distributions of principal on such Distribution Date, the Certificate Principal Amount exceeds the aggregate loan balance, the Subordinate Classes will be reduced by the Applied Loss Amount in inverse order of priority of distribution until all the Subordinate Certificates have been reduced to zero.

Interest Payment Priority

The Interest Rates for the Class A, M1, M2, M3, M4 and B Certificates (the "LIBOR Certificates") will be equal to the lesser of (i) 1 Month LIBOR plus their respective margins and (ii) their Net Funds Cap (as defined herein). Interest for the LIBOR Certificates will be calculated on an actual/360 basis.

The Interest Rate for the Class A-IO Certificates will, for each Accrual Period through the Accrual Period pertaining to the 18th Distribution Date, be an annual rate equal to 6.00% on a 30/360 basis. Interest will accrue on the Class A-IO Certificates based upon their Class Notional Amounts, as defined herein. Following the Accrual Period pertaining to the 18th Distribution Date, the Class A-IO Certificates will no longer accrue interest and will not be entitled to distributions.

The Interest Rate for the Class A-SIO Certificates will, for each Accrual Period through the Accrual Period pertaining to the 30th Distribution Date, be an annual rate equal to the greater of (i) 4.00% minus 1 Month Libor and (ii) 0.00%. Interest will accrue on the Class A-SIO Certificates based upon their Class Notional Amounts, as defined herein. Following the Accrual Period pertaining to the 30th Distribution Date, the Class A-SIO Certificates will no longer accrue interest and will not be entitled to distributions.

The "Accrual Period" for any Class of LIBOR Certificates, the Class A-IO Certificates and the Class A-SIO Certificates for each Distribution Date will be the one-month period beginning on the immediately preceding Distribution Date (or on August 25, 2003, in the case of the first Accrual Period) and ending on the day immediately preceding the related Distribution Date.

Interest Payment Priority (continued)

Interest received or advanced on each Distribution Date will be allocated in the following priority:

(1) To pay fees: Servicing Fee and Trustee Fee;

(2) To pay Current Interest and Carryforward Interest *pro rata* to the Class A Certificates, the Class A-IO Certificates and the Class A-SIO Certificates;

(3) To pay Current Interest and Carryforward Interest to the Class M1, M2, M3, M4 and B Certificates, sequentially;

(4) To pay the Credit Risk Manager Fee;

(5) To pay to the Trustee, previously unreimbursed extraordinary costs, liabilities and expenses, to the extent provided in the Trust Agreement;

(6) Any interest remaining after the application of (1) through (5) above will be deemed excess interest for such Distribution Date and will be distributed as *principal*, according to the principal distribution rule in effect for such Distribution Date, as needed to achieve and maintain the Overcollateralization Target;

(7) To pay to the Class A Certificates any Basis Risk Shortfall and Unpaid Basis Risk Shortfall amounts, to the extent not covered by the Interest Rate Cap Agreement[1];

(8) To pay sequentially to Classes M1, M2, M3, M4 and B any Basis Risk Shortfall and Unpaid Basis Risk Shortfall amounts, to the extent not covered by the Interest Rate Cap Agreement[1];

(9) To pay sequentially to Classes M1, M2, M3, M4 and B any Deferred Amounts;

(10) To pay remaining amounts to the holder of the Class X Certificate. [1]

(1) Any amounts received under the Interest Rate Cap Agreement will be allocated in clauses (7), (8) and (10), in that order of priority.

Class A-IO and Class A-SIO Notional Amounts

The Class A-IO will accrue interest on its Notional Amount at a rate equal to 6.00%, on a 30/360 basis. The A-IO Notional Amount for each Distribution Date will be the lesser of the Current Collateral balance and the following schedule:

Distribution Dates	Class A-IO Notional Amount ($)
1-6	72,186,000
7-12	56,717,000
13-18	41,249,000

On and after the 19th Distribution Date, the Class A-IO Notional Amount will be zero.

The Class A-SIO will accrue interest on its Notional Amount at a rate equal to the greater of (i) 4.00% - 1 Month Libor and (ii) 0.00%, on an actual/360 basis. The Class A-SIO Notional Amount for each Accrual Period up to and including the Accrual Period relating to the 30th Distribution Date will be equal to the lesser of (i) $64,451,503 and (ii) the current Class A balance. On and after the 31st Distribution Date, the Class A-SIO Notional Amount will be zero.

Carryforward Interest

"Carryforward Interest" for each Class of Certificates for any Distribution Date will be the sum of (1) the amount, if any, by which (x) the sum of (A) Current Interest for such Class for the immediately preceding Distribution Date and (B) any unpaid Carryforward Interest from previous Distribution Dates exceeds (y) the amount distributed in respect of interest on such Class on such immediately preceding Distribution Date, and (2) interest on such amount for the related Accrual Period at the applicable Interest Rate.

"Current Interest" for any Class of Certificates for any Distribution Date will be the aggregate amount of interest accrued at the applicable Interest Rate during the related Accrual Period on the Class Principal Amount or Class Notional Amount of that Class.

Interest Rate Cap

An Interest Rate Cap Agreement will be purchased by the Trust to (i) protect against interest rate risk from upward movement in 1-Month LIBOR and (ii) diminish basis risk associated with the fixed-rate mortgage loans. The Interest Rate Cap Agreement is not subordinated to losses. The eighteen month Interest Rate Cap Agreement will have a strike rate of 1.10%. It will contribute cash in the event one-month LIBOR rises above the strike rate.

The Notional Balance of the Interest Rate Cap Agreement will amortize according to its schedule. The table below is an approximation of the schedule for the cap the Trust intends to purchase.

Month	Approximate Notional Balance ($)
1	-
2	144,372,000
3	144,372,000
4	144,372,000
5	144,372,000
6	144,372,000
7	113,434,000
8	113,434,000
9	113,434,000

Month	Approximate Notional Balance ($)
10	113,434,000
11	113,434,000
12	113,434,000
13	82,498,000
14	82,498,000
15	82,498,000
16	82,498,000
17	82,498,000
18	82,498,000

On each Distribution Date, the cap provider will make payments equal to the product of (a) the Interest Rate Cap Agreement Notional Balance for that month, (b) the excess, if any, of 1 Month LIBOR for such determination date over the strike rate, and (c) the actual number of days in the corresponding Accrual Period for the transaction divided by 360.

Net Funds Cap

The "Net Funds Cap" for each Distribution Date will be the annual rate equal to (a) a fraction, expressed as a percentage, the numerator of which is the product of (1) the Optimal Interest Remittance Amount (as defined below) for such date and (2) 12, and the denominator of which is the aggregate collateral balance for the immediately preceding Distribution Date, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the accrual period.

The "Optimal Interest Remittance Amount" with respect to each Distribution Date will be equal to the amount, if any, by which (1) the product of (A) (x) the weighted average of the Net Mortgage Rates (as defined below) of the Mortgage Loans, as of the first day of the related collection period divided by (y) 12 and (B) the aggregate loan balance for the immediately preceding Distribution Date exceeds (2) the sum of (I) in the case of the first 18 Distribution Dates only, an amount equal to the product of (A) 6% divided by 12 and (B) the A-IO Notional Amount and (II) in the case of the first 30 Distribution Dates only, an amount equal to the product of (A) (i) the A-SIO Interest Rate divided by (ii) a fraction, the numerator of which is 360 and the denominator of which is the actual number of days in the accrual period and (B) the A-SIO Notional Amount.

The "Net Mortgage Rate" with respect to any Mortgage Loan will be the Mortgage Rate thereof reduced by the sum of the Servicing Fee Rate and the Trustee Fee Rate.

Origination and Servicing

The majority of the mortgage loans were originated by Wells Fargo (23.97%), Fieldstone (22.22%), Aames (17.51%), People's Choice (14.76%), SIB Mortgage (9.03%), CIT (6.81%), and Option One (2.95%) and as of the closing date will be serviced by Aurora Loan Services (28.70%), Ocwen (28.38%), Wells Fargo (23.97%), Wilshire (16.01%) and Option One (2.95%).

Credit Risk Manager

The MurrayHill Company ("MurrayHill") will act as a credit risk manager on behalf of the Trust. MurrayHill's primary function will be to monitor and advise the servicers with respect to default management, mortgage insurance collections, and reporting for the benefit of the Trust. The following summarizes some of MurrayHill's monthly activities:

- Monitoring of all loans that are 60 or more days delinquent to ensure all foreclosure timelines are met or forbearance plans are established.
- Monitoring of the servicers' claim process for loans with mortgage insurance to ensure insurance claims are filed in an accurate and timely way.
- Review of the prepayment penalty collections by the servicers.

Basis Risk Shortfall

With respect to each Distribution Date, to the extent that (a) the amount of interest payable to a Class exceeds (b) its related Net Funds Cap (such excess, a "Basis Risk Shortfall"), that Class will be entitled to the amount of such Basis Risk Shortfall or Unpaid Basis Risk Shortfall, plus interest thereon at the applicable Interest Rate, before the Class X and Class R Certificates are entitled to any distributions. The "Unpaid Basis Risk Shortfall" for any Class of Certificates on any Distribution Date will be the aggregate of all Basis Risk Shortfalls for such Class for all previous Distribution Dates, together with interest thereon at the applicable Interest Rate, less all payments made with respect to such Class in respect of such Basis Risk Shortfalls on or prior to such Distribution Date.

Losses

Losses are allocated in the following order: excess spread, overcollateralization, the Class B, and the Class M Certificates in inverse order of rank (together with the Class B Certificates the "Subordinate Certificates"). The allocation of losses to a class will result in a writedown of its principal amount and is referred to as an "Applied Loss Amount." The balance of the Class A Certificates will not be reduced by allocation of Applied Loss Amounts.

Deferred Amount

With respect to each Distribution Date, the "Deferred Amount" for each Class of Subordinate Certificates will be equal to the amount by which (x) the aggregate of Applied Loss Amounts previously applied in reduction of the Class Principal Amount thereof exceeds (y) the aggregate of amounts previously distributed in reimbursement thereof.

10% Optional Redemption

The transaction can be called by the Master Servicer, Aurora Loan Services (an affiliate of Lehman Brothers), on any Distribution Date following the month in which the loan principal balance of the Mortgage Loans is reduced to less than 10% of the Cut-off Date loan principal balance. If the optional redemption is not exercised on the first Distribution Date on which it is able to be exercised, beginning with the next succeeding Distribution Date, the margin on Class A will double and the margins on the Class M1, M2, M3, M4 and B will increase to 1.5 times their initial margin.

Trigger Event

A "Trigger Event" will have occurred with respect to any Distribution Date if the Rolling Three Month Delinquency Rate as of the last day of the immediately preceding month equals or exceeds [24]% of the Senior Enhancement Percentage for that Distribution Date or if Cumulative Realized Losses exceed the following levels set by the rating agencies:

Distribution Date	Loss Percentage
March 2006 to February 2007	3.75% for the first month, plus an additional 1/12th of 2.50% for each month thereafter
March 2007 to February 2008	6.25% for the first month, plus an additional 1/12th of 2.25% for each month thereafter
March 2008 to February 2009	8.50% for the first month, plus an additional 1/12th of 1.50% for each month thereafter
March 2009 to February 2010	10.00% for the first month, plus an additional 1/12th of 0.50% for each month thereafter
March 2010 and thereafter	10.50%

The "Rolling Three Month Delinquency Rate" with respect to any Distribution Date will be the average of the Delinquency Rates for each of the three (or one and two, in the case of the first and second Distribution Dates) immediately preceding months.

The "Delinquency Rate" for any month will be the fraction, expressed as a percentage, the numerator of which is the aggregate outstanding principal balance of all Mortgage Loans 60 or more days delinquent (including all foreclosures and REO Properties) as of the close of business on the last day of such month, and the denominator of which is the aggregate loan balance as of the close of business on the last day of such month.

"Cumulative Realized Losses" with respect to any Distribution Date will be equal to the fraction, expressed as a percentage, obtained by dividing (x) the aggregate amount of cumulative Realized Losses incurred on the Mortgage Loans from the Cut-Off Date through the last day of the related Collection Period by (y) the Cut-Off Date Balance.

The "Senior Enhancement Percentage" for any Distribution Date will be the fraction, expressed as a percentage, the numerator of which is the sum of the total Certificate Principal Amount of the Subordinate Classes and the Overcollateralization Amount (which, for purposes of this definition only, will not be less than zero), and the denominator of which is the aggregate loan balance, after giving effect to distributions on that Distribution Date.

<table>
<tr><td>A
Aaa/AAA
Libor Floater</td><td>A-IO
Aaa/AAA
6.00% Interest
Rate</td><td>A-SIO
Aaa/AAA
4.00% - Libor
Interest
Rate</td></tr>
<tr><td colspan="3">M1
Aa2/AA
Libor Floater</td></tr>
<tr><td colspan="3">M2
A2/A
Libor Floater</td></tr>
<tr><td colspan="3">M3
Baa2/BBB
Libor Floater</td></tr>
<tr><td colspan="3">M4
Baa3/BBB-
Libor Floater</td></tr>
<tr><td colspan="3">B
Ba2/BB
Libor Floater</td></tr>
</table>

Class A-IO and Class A-SIO are senior interest only classes and share the preferential right to receive interest over the Subordinate Classes with Class A.

Classes M1, M2, M3, M4 and B are subordinate classes subject to a lock-out period of 36 months with respect to principal payments.

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Contacts

MBS Trading	Dan Wallace	(212) 526-8315
	Matt Miller	(212) 526-8315
	Rishi Bansal	(212) 526-8315
	Alar Randmere	(212) 526-8315
	Sumit Chhabra	(212) 526-8315
Syndicate	Kevin White	(212) 526-9519
	Bob Caldwell	(212) 526-9519
	Dan Covello	(212) 526-9519
MBS Banking	Ellen Kiernan	(212) 526-4279
	Jenna Levine	(212) 526-1453
	David Wong	(212) 526-6414

Summary of Terms	
Issuer:	Structured Asset Securities Corporation Series 2003-S1
Depositor:	Structured Asset Securities Corporation
Trustee:	Citibank, N.A.
Master Servicer:	Aurora Loan Services
Credit Risk Manager:	The MurrayHill Company
Underwriter:	Lehman Brothers Inc.
Distribution Date:	25th of each month, or the next succeeding Business Day First Payment Date: September 25, 2003
Cut-Off Date:	August 1, 2003
Expected Pricing Date:	August [ ], 2003
Closing Date:	August 29, 2003
Settlement Date:	August 29, 2003 through DTC, Euroclear or Cedel Bank
Delay Days:	0 day delay – All Classes
Dated Date:	August 25, 2003
Day Count:	Actual/360 on Classes A, A-SIO, M1, M2, M3, M4 and B
	30/360 on Class A-IO
Collection Period:	2nd day of prior month through 1st day of month of such distribution
Servicing Fee:	0.50% of the Group principal balance annually
Trustee Fee:	0.0095% of the Group principal balance annually

Summary of Terms (continued)	
Clearing/Registration:	Book-entry through DTC, Euroclear, and Cedel
Denomination:	Minimum $25,000; increments $1 in excess thereof for the Class A. Minimum $100,000; increments $1 in excess thereof for the Subordinate Certificates. Minimum $100,000 in Notional Amount; increments $1 in excess thereof for Class A-IO and Class A-SIO.
SMMEA Eligibility:	None of the classes are expected to be SMMEA eligible
ERISA Eligibility:	The Class A, Class M, Class A-IO and Class A-SIO Certificates are expected to be ERISA eligible.
Tax Status:	REMIC for Federal income tax purposes

Sensitivity Analysis – To 10% Call					
% CPR	10%	20%	30%	40%	50%
Class A					
Avg. Life (yrs)	4.70	2.61	1.38	0.92	0.69
Window (mos)	1-166	1-116	1-76	1-28	1-21
Expected Final Mat.	6/25/2017	4/25/2013	12/25/2009	12/25/2005	5/25/2005
Class M1					
Avg. Life (yrs)	10.79	6.32	5.64	2.59	1.93
Window (mos)	71-166	37-116	53-76	28-35	21-26
Expected Final Mat.	6/25/2017	4/25/2013	12/25/2009	7/25/2006	10/25/2005
Class M2					
Avg. Life (yrs)	10.79	6.32	4.71	4.25	2.46
Window (mos)	71-166	37-116	44-76	35-54	26-34
Expected Final Mat.	6/25/2017	4/25/2013	12/25/2009	2/25/2008	6/25/2006
Class M3					
Avg. Life (yrs)	10.79	6.32	4.48	4.21	3.18
Window (mos)	71-166	37-116	41-76	45-54	34-41
Expected Final Mat.	6/25/2017	4/25/2013	12/25/2009	2/25/2008	1/25/2007
Class M4					
Avg. Life (yrs)	10.79	6.32	4.40	3.86	3.41
Window (mos)	71-166	37-116	39-76	43-54	41-41
Expected Final Mat.	6/25/2017	4/25/2013	12/25/2009	2/25/2008	1/25/2007
Class B					
Avg. Life (yrs)	10.79	6.32	4.35	3.69	3.41
Window (mos)	71-166	37-116	38-76	39-54	41-41
Expected Final Mat.	6/25/2017	4/25/2013	12/25/2009	2/25/2008	1/25/2007

Sensitivity Analysis – To Maturity					
% CPR	10%	20%	30%	40%	50%
Class A					
Avg. Life (yrs)	4.87	2.76	1.50	0.92	0.69
Window (mos)	1-282	1-211	1-165	1-28	1-21
Expected Final Mat.	2/25/2027	3/25/2021	5/25/2017	12/25/2005	5/25/2005
Class M1					
Avg. Life (yrs)	11.45	6.86	6.19	2.59	1.93
Window (mos)	71-273	37-192	53-153	28-35	21-26
Expected Final Mat.	5/25/2026	8/25/2019	5/25/2016	7/25/2006	10/25/2005
Class M2					
Avg. Life (yrs)	11.43	6.83	5.15	5.78	2.46
Window (mos)	71-265	37-178	44-143	35-121	26-34
Expected Final Mat.	9/25/2025	6/25/2018	7/25/2015	9/25/2013	6/25/2006
Class M3					
Avg. Life (yrs)	11.38	6.81	4.87	4.50	4.50
Window (mos)	71-251	37-165	41-130	45-93	34-90
Expected Final Mat.	7/25/2024	5/25/2017	6/25/2014	5/25/2011	2/25/2011
Class M4					
Avg. Life (yrs)	11.31	6.81	4.75	4.11	4.49
Window (mos)	71-233	37-165	39-117	43-83	50-62
Expected Final Mat.	1/25/2023	5/25/2017	5/25/2013	7/25/2010	10/25/2008
Class B					
Avg. Life (yrs)	11.15	6.72	4.62	3.88	3.84
Window (mos)	71-220	37-165	38-109	39-78	42-58
Expected Final Mat.	12/25/2021	5/25/2017	9/25/2012	2/25/2010	6/25/2008

A-IO Sensitivity Analysis (1)	
Price (%) (2)	Yield (%)
6.821545%	3.86%
6.831545%	3.65%
6.841545%	3.43%
6.851545%	3.21%
6.861545%	3.00%
6.871545%	2.79%
6.881545%	2.57%
6.891545%	2.36%
6.901545%	2.15%
Mod. Dur.	0.674 (3)

(1) Shown at the Certificate pricing assumpti on as defined on page one.
(2) These Prices do not include accrued interest. Accrued interest has been added to the price for purposes of calculating the yield.
(3) Assumes a price of 6.861545% plus accrued interest.

Effective Available Funds Cap Schedule* (1) (2)

**Reflects the effect of payments received under the Interest Rate Cap Agreement for the first 18 months if the Interest Rate Cap is paid on a 30/360 basis.*

Period	Net Funds Cap (%)	Period	Net Funds Cap (%)
1	N/A	31	10.57473
2	9.86609	32	9.55151
3	9.54793	33	9.87003
4	9.86631	34	9.55178
5	9.54816	35	9.87032
6	9.54827	36	9.55206
7	10.20689	37	9.55221
8	9.54850	38	9.87076
9	9.86690	39	9.55249
10	9.54873	40	9.87106
11	9.86714	41	9.55279
12	9.54896	42	9.55293
13	9.54908	43	10.57663
14	9.86750	44	9.55323
15	9.54932	45	9.87183
16	9.86775	46	9.55354
17	9.54956	47	9.87215
18	9.54968	48	9.55385
19	10.57300	49	9.55400
20	9.54993	50	9.87263
21	9.86839	51	9.55432
22	9.55018	52	9.87296
23	9.86866	53	9.55464
24	9.55044	54	9.55481
25	9.55057	55	10.21393
26	9.86906	56	9.55514
27	9.55083	57	9.87381
28	9.86933	58	9.55547
29	9.55110	59	9.87416
30	9.55123	60	9.55581

(1) Based on 1 month Libor of 4.10% for each period.

(2) Assumes prepayments occur at 30% CPR.

SASCO 2003-S1 Collateral Summary

Total Number of Loans	5,903	**Prepayment Penalty**	
Total Outstanding Loan Balance	$257,806,014	None	58.0%
Average Loan Principal Balance	$43,674	0.001-1.000	3.8%
Fixed Rate	100.0%	1.001-2.000	22.9%
Prepayment Penalty	42.0%	2.001-3.000	15.0%
Weighted Average Coupon	10.4%	4.001-5.000	0.3%
Weighted Average Original Term (mo.)	228.0		
Weighted Average Remaining Term (mo.)	222.1	**Geographic Distribution**	
Weighted Average Loan Age (mo.)	5.9	(Other states account individually for less than	
Weighted Average Combined LTV	95.4%	3% of the Cut-off Date principal balance)	
Non-Zero Weighted Average FICO	672	CA	55.2%
Non-Zero Weighted Average DTI	40.7%	FL	5.1%
		WA	4.8%
Lien Position		TX	4.6%
Second	99.1%	CO	3.6%
Third	0.9%		
		Occupancy Status	
Product Type		Primary Home	95.1%
Fixed - Fully Amortizing	53.4%	Investment	4.4%
Fixed - Balloon	46.6%	Second Home	0.5%

Collateral Characteristics

Collateral characteristics are listed below as of the Cut-Off Date

Scheduled Principal Balances			
($)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
0.01 - 50,000.00	4,107	$124,324,518.55	48.22%
50,000.01 - 100,000.00	1,653	112,690,799.88	43.71
100,000.01 - 150,000.00	111	13,401,201.86	5.20
150,000.01 - 200,000.00	16	2,800,984.63	1.09
200,000.01 - 250,000.00	10	2,295,189.39	0.89
250,000.01 - 300,000.00	3	825,927.89	0.32
400,000.01 - 450,000.00	2	858,051.27	0.33
600,000.01 - 650,000.00	1	609,340.06	0.24
Total:	**5,903**	**$257,806,013.53**	**100.00%**

Minimum: $3.13
Maximum: $609,340.06
Average: $43,673.73

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Mortgage Rates			
(%)	**Mortgage Loans**	**Principal Balance ($)**	**% of Group Principal Balance**
6.001 - 6.500	3	$132,108.40	0.05%
6.501 - 7.000	21	1,217,643.22	0.47
7.001 - 7.500	97	5,978,882.14	2.32
7.501 - 8.000	307	18,310,182.67	7.10
8.001 - 8.500	407	19,655,658.02	7.62
8.501 - 9.000	381	16,079,762.96	6.24
9.001 - 9.500	383	14,917,272.90	5.79
9.501 - 10.000	378	17,570,135.96	6.82
10.001 - 10.500	444	19,381,193.98	7.52
10.501 - 11.000	1,651	73,787,402.88	28.62
11.001 - 11.500	498	20,791,778.40	8.06
11.501 - 12.000	453	16,990,380.33	6.59
12.001 - 12.500	364	15,334,025.21	5.95
12.501 - 13.000	313	10,698,087.51	4.15
13.001 - 13.500	152	5,418,937.94	2.10
13.501 - 14.000	25	717,311.22	0.28
14.001 - 14.250	6	147,100.85	0.06
14.251 >=	20	678,148.94	0.26
Total:	**5,903**	**$257,806,013.53**	**100.00%**

Minimum:	6.350%
Maximum:	15.990%
Weighted Average:	10.375%

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Original Terms to Stated Maturity			
(months)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 170	386	$17,967,213.53	6.97%
171 - 180	2,978	128,010,245.26	49.65
181 - 240	1,383	53,099,522.17	20.60
241 - 300	29	2,049,493.30	0.79
301 - 360	1,127	56,679,539.27	21.99
Total:	**5,903**	**$257,806,013.53**	**100.00%**

Minimum: 60.0
Maximum: 360.0
Weighted Average: 228.0

Remaining Terms to Stated Maturity			
(months)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 170	501	$22,156,586.85	8.59%
171 - 180	2,863	123,820,871.94	48.03
181 - 240	1,383	53,099,522.17	20.60
241 - 300	29	2,049,493.30	0.79
301 - 360	1,127	56,679,539.27	21.99
Total:	**5,903**	**$257,806,013.53**	**100.00%**

Minimum: 51.0
Maximum: 359.0
Weighted Average: 222.1

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Combined Loan-to-Value Ratio			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
10.001 - 20.000	3	$53,969.51	0.02%
20.001 - 30.000	30	1,274,237.60	0.49
30.001 - 40.000	9	410,516.60	0.16
40.001 - 50.000	7	293,895.68	0.11
50.001 - 60.000	9	483,615.31	0.19
60.001 - 70.000	27	2,644,009.33	1.03
70.001 - 80.000	144	7,986,248.77	3.10
80.001 - 90.000	1,017	41,777,246.40	16.20
90.001 - 100.000	4,657	202,882,274.33	78.70
Total:	**5,903**	**$257,806,013.53**	**100.00%**

Minimum: 15.460%
Maximum: 100.00%
Weighted Average: 95.384%

FICO Score			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 0	2	$99,291.14	0.04%
451 - 500	1	59,136.44	0.02
501 - 550	16	577,517.01	0.22
551 - 600	229	9,253,253.63	3.59
601 - 650	1,999	83,815,389.99	32.51
651 - 700	2,093	90,753,437.46	35.20
701 - 750	1,321	63,684,440.36	24.70
751 - 800	237	9,377,205.12	3.64
801 >=	5	186,342.38	0.07
Total:	**5,903**	**$257,806,013.53**	**100.00%**

Non-Zero Minimum: 470
Maximum: 820
Non-Zero WA: 672

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Loan Purpose			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
Purchase	3,932	$169,998,040.19	65.94%
Cash Out Refinance	1,454	64,493,470.90	25.02
Rate/Term Refinance	369	14,593,965.16	5.66
Home Improvement	93	6,285,851.35	2.44
Debt Consolidation	55	2,434,685.93	0.94
Total:	**5,903**	**$257,806,013.53**	**100.00%**

Property Type			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
Single Family	4,240	$186,557,606.80	72.36%
PUD	749	34,908,306.78	13.54
Condo	594	23,293,186.85	9.04
2-4 Family	309	12,745,532.96	4.94
Manufactured Housing	9	223,626.05	0.09
Townhouse	2	77,754.09	0.03
Total:	**5,903**	**$257,806,013.53**	**100.00%**

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the Cut-Off Date

States – Top 30			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
CA-S	1,621	$84,499,588.95	32.78%
CA-N	1,020	57,824,835.55	22.43
FL	394	13,158,954.96	5.10
WA	319	12,464,682.96	4.83
TX	385	11,912,911.66	4.62
CO	226	9,256,184.75	3.59
AZ	245	7,435,306.42	2.88
IL	192	7,374,856.95	2.86
NV	159	5,355,325.30	2.08
MA	109	4,838,186.24	1.88
OR	142	4,263,728.03	1.65
HI	81	3,950,210.97	1.53
MD	86	3,790,004.64	1.47
NY	68	3,725,250.56	1.44
VA	66	3,235,493.29	1.26
NJ	70	3,119,661.29	1.21
UT	69	2,583,888.85	1.00
MI	61	1,592,548.06	0.62
MN	35	1,579,302.12	0.61
NC	49	1,563,953.34	0.61
OH	64	1,558,260.69	0.60
PA	56	1,430,420.90	0.55
TN	43	1,163,178.71	0.45
MO	38	1,095,585.99	0.42
OK	34	864,845.76	0.34
LA	27	771,814.80	0.30
ID	28	759,375.07	0.29
CT	21	735,157.61	0.29
RI	22	693,117.52	0.27
WI	25	644,917.07	0.25
Other	148	4,564,464.52	1.77
Total:	**5,903**	**$257,806,013.53**	**100.00%**

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Prepayment Penalty Description			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
None	3,574	$149,615,195.02	58.03%
1% of Orig. Bal.	38	967,037.86	0.38
1% of UPB	22	577,126.44	0.22
2 Mos. Int. Amt. Prepaid, >20% of Orig. Ba l.	1	27,147.69	0.01
2 Mos. Int. on 80% of UPB	5	119,552.56	0.05
2% of UPB	55	2,058,890.84	0.80
3 Mos. Int. on 80% of UPB	5	166,543.86	0.06
3% 2% 1% of UPB	4	62,068.24	0.02
5% 4% 3% of UPB	63	2,563,548.45	0.99
5% of Orig. Bal.	5	149,299.00	0.06
5% of UPB	21	1,172,011.52	0.45
6 Mos. Int. Amt. Prepaid, >20% Orig. Bal.	1,583	74,342,655.11	28.84
6 Mos. Int. on 80% of UPB	93	4,597,582.29	1.78
6 Mos. Int. on UPB	434	21,387,354.65	8.30
Total:	**5,903**	**$257,806,013.53**	**100.00%**

Documentation Type			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Stated	2,107	$99,804,768.74	38.71%
Full	2,380	97,095,656.17	37.66
Limited	912	41,324,683.63	16.03
No Documentation	460	17,900,321.83	6.94
No Ratio	44	1,680,583.16	0.65
Total:	**5,903**	**$257,806,013.53**	**100.00%**

$256,516,000 (Approximate)
STRUCTURED ASSET SECURITIES CORPORATION, SERIES 2003-S1
SENIOR/SUBORDINATE CERTIFICATES BACKED BY 2ND LIEN MORTGAGE LOANS
1M Libor Available Funds Floaters
No Hard Cap – Act/360 – No Delay

To 10% Call

Class	Approx. Size ($) (1)	Benchmark	Est. WAL(2) (yrs.)	Payment Window(2) (mos.)	Initial C/E (3) (%)	Initial Margin	Legal Final Maturity	Expected Ratings (Moody's/S&P)(4)
A1(5)	$159,409,000	1M Libor	1.02	1-29	30.85%	TBD	8/25/2033	Aaa/AAA
A2(5)	$27,500,000	1M Libor	3.50	29-76	30.85%	TBD	8/25/2033	Aaa/AAA
A-IO (6)	Notional	6.00%	N/A	N/A	N/A	N/A	2/25/2005	Aaa/AAA
A-SIO (7)	Notional	(7)	N/A	N/A	N/A	(7)	2/25/2006	Aaa/AAA
M1	$22,558,000	1M Libor	5.64	53-76	22.10%	TBD	8/25/2033	Aa2/AA
M2	$19,980,000	1M Libor	4.71	44-76	14.35%	TBD	8/25/2033	A2/A
M3	$12,890,000	1M Libor	4.48	41-76	9.35%	TBD	8/25/2033	Baa2/BBB
M4	$5,156,000	1M Libor	4.40	39-76	7.35%	TBD	8/25/2033	Baa3/BBB-
B	$9,023,000	1M Libor	4.35	38-76	3.85%	TBD	8/25/2033	Ba2/BB

To Maturity

Class	Approx. Size ($) (1)	Benchmark	Est. WAL(2) (yrs.)	Payment Window(2) (mos.)	Initial C/E (3) (%)	Initial Margin	Legal Final Maturity	Expected Ratings (Moody's/S&P)(4)
A1(5)	$159,409,000	1M Libor	1.02	1-29	30.85%	TBD	8/25/2033	Aaa/AAA
A2(5)	$27,500,000	1M Libor	4.27	29-165	30.85%	TBD	8/25/2033	Aaa/AAA
A-IO (6)	Notional	6.00%	N/A	N/A	N/A	N/A	2/25/2005	Aaa/AAA
A-SIO (7)	Notional	(7)	N/A	N/A	N/A	(7)	2/25/2006	Aaa/AAA
M1	$22,558,000	1M Libor	6.19	53-153	22.10%	TBD	8/25/2033	Aa2/AA
M2	$19,980,000	1M Libor	5.15	44-143	14.35%	TBD	8/25/2033	A2/A
M3	$12,890,000	1M Libor	4.87	41-130	9.35%	TBD	8/25/2033	Baa2/BBB
M4	$5,156,000	1M Libor	4.75	39-117	7.35%	TBD	8/25/2033	Baa3/BBB-
B	$9,023,000	1M Libor	4.62	38-109	3.85%	TBD	8/25/2033	Ba2/BB

(1) Subject to a permitted variance of ± 5% in aggregate.
(2) The Certificates will be priced at 30% CPR.
(3) Initial Credit Enhancement assumes overcollateralization has built to 3.85%. Initial overcollateralization will equal approximately 0.50%.
(4) All Classes of Certificates will be rated by Moody's and S&P.
(5) Class A1 and Class A2 are the Senior Certificates.
(6) Class A-IO will be a Senior Interest-Only Certificate, and will receive interest payments for the first 18 distribution dates.
(7) Class A-SIO will be a Senior Inverse Interest-Only Certificate with a coupon equal to 4.00% - 1M Libor. It will receive interest payments for the first 30 distribution dates.

Principal Payment Priority

Prior to the Stepdown Date, and whenever a Trigger Event is in effect:

All principal will be allocated to the Class A1 and Class A2 Certificates, sequentially and in that order, until reduced to zero. When the principal balances of the Class A1 and Class A2 Certificates have been reduced to zero, all principal will be allocated sequentially to the Class M1, M2, M3, M4 and B Certificates.

The Stepdown Date is the later of (i) the Distribution Date upon which the Senior Enhancement Percentage (as defined herein) doubles (i.e. meets the targeted Senior Enhancement Percentage), or (ii) the 37th distribution date.

On or after the Stepdown Date, and as long as a Trigger Event is not in effect:

Principal will first be allocated sequentially to the Class A1 and Class A2 Certificates, until the Targeted Senior Enhancement Percentage has been reached. Principal will then be allocated to the Class M1, M2, M3, M4 and B Certificates so that the credit enhancement behind each class equals two times the respective original credit enhancement percentage for such class, as a product of the current pool balance, subject to a floor equal to approximately 0.50% of the Cut-Off Date collateral balance.

Credit Enhancement

Overcollateralization

Excess interest will be used to pay down the certificates so the aggregate loan balance exceeds the aggregate certificate balance ("Overcollateralization").

The "Overcollateralization Target" with respect to any Distribution Date prior to the Stepdown Date is equal to 3.85% of the Cut-Off Date collateral balance. On or after the Stepdown Date or on any Distribution Date for which a Trigger Event is not in effect, the Overcollateralization Target is equal to the greater of (1) 0.50% of the Cut-Off Date Balance and (2) the lesser of (i) 3.85% of the Cut-Off Date Balance and (ii) 7.70% of the current Collateral Balance. For any Distribution Date on or after the Stepdown Date and for which a Trigger Event is in effect, the Overcollateralization Target will be equal to the Overcollateralization Target for the immediately preceding Distribution Date.

Subordination

Classes A1, A2, A-IO and A-SIO will have limited protection by means of the subordination of the Subordinate Certificates. Classes A1, A2, A-IO and A-SIO will have the preferential right to receive interest due to them and principal available for distribution (in the case of Class A1 and Class A2) over Classes having a lower priority of distribution. Similarly, each Class of Class M Certificates will be senior to all other Classes of Class M Certificates with a higher numerical designation and to the Class B Certificates. If on any Distribution Date after giving effect to all realized losses and distributions of principal on such Distribution Date, the Certificate Principal Amount exceeds the aggregate loan balance, the Subordinate Classes will be reduced by the Applied Loss Amount in inverse order of priority of distribution until all the Subordinate Certificates have been reduced to zero.

Interest Payment Priority

The Interest Rates for the Class A1, A2, M1, M2, M3, M4 and B Certificates (the "LIBOR Certificates") will be equal to the lesser of (i) 1 Month LIBOR plus their respective margins and (ii) their Net Funds Cap (as defined herein). Interest for the LIBOR Certificates will be calculated on an actual/360 basis.

The Interest Rate for the Class A-IO Certificates will, for each Accrual Period through the Accrual Period pertaining to the 18th Distribution Date, be an annual rate equal to 6.00% on a 30/360 basis. Interest will accrue on the Class A-IO Certificates based upon their Class Notional Amounts, as defined herein. Following the Accrual Period pertaining to the 18th Distribution Date, the Class A-IO Certificates will no longer accrue interest and will not be entitled to distributions.

The Interest Rate for the Class A-SIO Certificates will, for each Accrual Period through the Accrual Period pertaining to the 30th Distribution Date, be an annual rate equal to the greater of (i) 4.00% minus 1 Month LIBOR and (ii) 0.00%. Interest will accrue on the Class A-SIO Certificates based upon their Class Notional Amounts, as defined herein. Following the Accrual Period pertaining to the 30th Distribution Date, the Class A-SIO Certificates will no longer accrue interest and will not be entitled to distributions.

The "Accrual Period" for any Class of LIBOR Certificates, the Class A-IO Certificates and the Class A-SIO Certificates for each Distribution Date will be the one-month period beginning on the immediately preceding Distribution Date (or on August 25, 2003, in the case of the first Accrual Period) and ending on the day immediately preceding the related Distribution Date.

Interest Payment Priority (continued)

Interest received or advanced on each Distribution Date will be allocated in the following priority:

(1) To pay fees: Servicing Fee and Trustee Fee;

(2) To pay Current Interest and Carryforward Interest *pro rata* to the Class A1 Certificates, the Class A2 Certificates, the Class A-IO Certificates and the Class A-SIO Certificates;

(3) To pay Current Interest and Carryforward Interest to the Class M1, M2, M3, M4 and B Certificates, sequentially;

(4) To pay the Credit Risk Manager Fee;

(5) To pay to the Trustee, previously unreimbursed extraordinary costs, liabilities and expenses, to the extent provided in the Trust Agreement;

(6) Any interest remaining after the application of (1) through (5) above will be deemed excess interest for such Distribution Date and will be distributed as *principal*, according to the principal distribution rule in effect for such Distribution Date, as needed to achieve and maintain the Overcollateralization Target;

(7) To pay to the Class A1 Certificates and the Class A2 Certificates, concurrently in proportion to their aggregate Basis Risk Shortfall and Unpaid Basis Risk Shortfall amounts, to the extent not covered by the Interest Rate Cap Agreement(1);

(8) To pay sequentially to Classes M1, M2, M3, M4 and B any Basis Risk Shortfall and Unpaid Basis Risk Shortfall amounts, to the extent not covered by the Interest Rate Cap Agreement (1);

(9) To pay sequentially to Classes M1, M2, M3, M4 and B any Deferred Amounts;

(10) To pay remaining amounts to the holder of the Class X Certificate. (1)

(1) Any amounts received under the Interest Rate Cap Agreement will be allocated in clauses (7), (8) and (10), in that order of priority.

Class A-IO and Class A-SIO Notional Amounts

The Class A-IO will accrue interest on its Notional Amount at a rate equal to 6.00%, on a 30/360 basis. The A-IO Notional Amount for each Distribution Date will be the lesser of the Current Collateral balance and the following schedule:

Distribution Dates	Class A-IO Notional Amount ($)
1-6	72,186,000
7-12	56,717,000
13-18	41,249,000

On and after the 19th Distribution Date, the Class A-IO Notional Amount will be zero.

The Class A-SIO will accrue interest on its Notional Amount at a rate equal to the greater of (i) 4.00% - 1 Month LIBOR and (ii) 0.00%, on an actual/360 basis. The Class A-SIO Notional Amount for each Accrual Period up to and including the Accrual Period relating to the 30th Distribution Date will be equal to the lesser of (i) $64,451,503 and (ii) the current aggregate balance of the Class A1 and Class A2. On and after the 31st Distribution Date, the Class A-SIO Notional Amount will be zero.

Carryforward Interest

"Carryforward Interest" for each Class of Certificates for any Distribution Date will be the sum of (1) the amount, if any, by which (x) the sum of (A) Current Interest for such Class for the immediately preceding Distribution Date and (B) any unpaid Carryforward Interest from previous Distribution Dates exceeds (y) the amount distributed in respect of interest on such Class on such immediately preceding Distribution Date, and (2) interest on such amount for the related Accrual Period at the applicable Interest Rate.

"Current Interest" for any Class of Certificates for any Distribution Date will be the aggregate amount of interest accrued at the applicable Interest Rate during the related Accrual Period on the Class Principal Amount or Class Notional Amount of that Class.

Interest Rate Cap

An Interest Rate Cap Agreement will be purchased by the Trust to (i) protect against interest rate risk from upward movement in 1-Month LIBOR and (ii) diminish basis risk associated with the fixed-rate mortgage loans. The Interest Rate Cap Agreement is not subordinated to losses. The eighteen month Interest Rate Cap Agreement will have a strike rate of 1.10%. It will contribute cash in the event 1-month LIBOR rises above the strike rate.

The Notional Balance of the Interest Rate Cap Agreement will amortize according to its schedule. The table below is an approximation of the schedule for the cap the Trust intends to purchase.

Month	Approximate Notional Balance ($)
1	-
2	144,372,000
3	144,372,000
4	144,372,000
5	144,372,000
6	144,372,000
7	113,434,000
8	113,434,000
9	113,434,000

Month	Approximate Notional Balance ($)
10	113,434,000
11	113,434,000
12	113,434,000
13	82,498,000
14	82,498,000
15	82,498,000
16	82,498,000
17	82,498,000
18	82,498,000

On each Distribution Date, the cap provider will make payments equal to the product of (a) the Interest Rate Cap Agreement Notional Balance for that month, (b) the excess, if any, of 1 Month LIBOR for such determination date over the strike rate, and (c) the actual number of days in the corresponding Accrual Period for the transaction divided by 360.

Net Funds Cap

The "Net Funds Cap" for each Distribution Date will be the annual rate equal to (a) a fraction, expressed as a percentage, the numerator of which is the product of (1) the Optimal Interest Remittance Amount (as defined below) for such date and (2) 12, and the denominator of which is the aggregate collateral balance for the immediately preceding Distribution Date, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the accrual period.

The "Optimal Interest Remittance Amount" with respect to each Distribution Date will be equal to the amount, if any, by which (1) the product of (A) (x) the weighted average of the Net Mortgage Rates (as defined below) of the Mortgage Loans, as of the first day of the related collection period divided by (y) 12 and (B) the aggregate loan balance for the immediately preceding Distribution Date exceeds (2) the sum of (I) in the case of the first 18 Distribution Dates only, an amount equal to the product of (A) 6% divided by 12 and (B) the A-IO Notional Amount and (II) in the case of the first 30 Distribution Dates only, an amount equal to the product of (A) (i) the A-SIO Interest Rate divided by (ii) a fraction, the numerator of which is 360 and the denominator of which is the actual number of days in the accrual period and (B) the A-SIO Notional Amount.

The "Net Mortgage Rate" with respect to any Mortgage Loan will be the Mortgage Rate thereof reduced by the sum of the Servicing Fee Rate and the Trustee Fee Rate.

Origination and Servicing

The majority of the mortgage loans were originated by Wells Fargo (23.97%), Fieldstone (22.22%), Aames (17.51%), People's Choice (14.76%), SIB Mortgage (9.03%), CIT (6.81%), and Option One (2.95%) and as of the closing date will be serviced by Aurora Loan Services (28.70%), Ocwen (28.38%), Wells Fargo (23.97%), Wilshire (16.01%) and Option One (2.95%).

Credit Risk Manager

The MurrayHill Company ("MurrayHill") will act as a credit risk manager on behalf of the Trust. MurrayHill's primary function will be to monitor and advise the servicers with respect to default management, mortgage insurance collections, and reporting for the benefit of the Trust. The following summarizes some of MurrayHill's monthly activities:

- Monitoring of all loans that are 60 or more days delinquent to ensure all foreclosure timelines are met or forbearance plans are established.
- Monitoring of the servicers' claim process for loans with mortgage insurance to ensure insurance claims are filed in an accurate and timely way.
- Review of the prepayment penalty collections by the servicers.

Basis Risk Shortfall

With respect to each Distribution Date, to the extent that (a) the amount of interest payable to a Class exceeds (b) its related Net Funds Cap (such excess, a "Basis Risk Shortfall"), that Class will be entitled to the amount of such Basis Risk Shortfall or Unpaid Basis Risk Shortfall, plus interest thereon at the applicable Interest Rate, before the Class X and Class R Certificates are entitled to any distributions. The "Unpaid Basis Risk Shortfall" for any Class of Certificates on any Distribution Date will be the aggregate of all Basis Risk Shortfalls for such Class for all previous Distribution Dates, together with interest thereon at the applicable Interest Rate, less all payments made with respect to such Class in respect of such Basis Risk Shortfalls on or prior to such Distribution Date.

Losses

Losses are allocated in the following order: excess spread, overcollateralization, the Class B, and the Class M Certificates in inverse order of rank (together with the Class B Certificates the "Subordinate Certificates"). The allocation of losses to a class will result in a writedown of its principal amount and is referred to as an "Applied Loss Amount." The balance of the Class A1 and Class A2 Certificates will not be reduced by allocation of Applied Loss Amounts.

Deferred Amount

With respect to each Distribution Date, the "Deferred Amount" for each Class of Subordinate Certificates will be equal to the amount by which (x) the aggregate of Applied Loss Amounts previously applied in reduction of the Class Principal Amount thereof exceeds (y) the aggregate of amounts previously distributed in reimbursement thereof.

10% Optional Redemption

The transaction can be called by the Master Servicer, Aurora Loan Services (an affiliate of Lehman Brothers), on any Distribution Date following the month in which the loan principal balance of the Mortgage Loans is reduced to less than 10% of the Cut-off Date loan principal balance. If the optional redemption is not exercised on the first Distribution Date on which it is able to be exercised, beginning with the next succeeding Distribution Date, the margin on Class A1 and Class A2 will double and the margins on the Class M1, M2, M3, M4 and B will increase to 1.5 times their initial margin.

Trigger Event

A "Trigger Event" will have occurred with respect to any Distribution Date if the Rolling Three Month Delinquency Rate as of the last day of the immediately preceding month equals or exceeds [24]% of the Senior Enhancement Percentage for that Distribution Date or if Cumulative Realized Losses exceed the following levels set by the rating agencies:

Distribution Date	Loss Percentage
March 2006 to February 2007	3.75% for the first month, plus an additional 1/12th of 2.50% for each month thereafter
March 2007 to February 2008	6.25% for the first month, plus an additional 1/12th of 2.25% for each month thereafter
March 2008 to February 2009	8.50% for the first month, plus an additional 1/12th of 1.50% for each month thereafter
March 2009 to February 2010	10.00% for the first month, plus an additional 1/12th of 0.50% for each month thereafter
March 2010 and thereafter	10.50%

The "Rolling Three Month Delinquency Rate" with respect to any Distribution Date will be the average of the Delinquency Rates for each of the three (or one and two, in the case of the first and second Distribution Dates) immediately preceding months.

The "Delinquency Rate" for any month will be the fraction, expressed as a percentage, the numerator of which is the aggregate outstanding principal balance of all Mortgage Loans 60 or more days delinquent (including all foreclosures and REO Properties) as of the close of business on the last day of such month, and the denominator of which is the aggregate loan balance as of the close of business on the last day of such month.

"Cumulative Realized Losses" with respect to any Distribution Date will be equal to the fraction, expressed as a percentage, obtained by dividing (x) the aggregate amount of cumulative Realized Losses incurred on the Mortgage Loans from the Cut-Off Date through the last day of the related Collection Period by (y) the Cut-Off Date Balance.

The "Senior Enhancement Percentage" for any Distribution Date will be the fraction, expressed as a percentage, the numerator of which is the sum of the total Certificate Principal Amount of the Subordinate Classes and the Overcollateralization Amount (which, for purposes of this definition only, will not be less than zero), and the denominator of which is the aggregate loan balance, after giving effect to distributions on that Distribution Date.


A1
Aaa/AAA
Libor Floater
A2
Aaa/AAA
Libor Floater
A-IO
Aaa/AAA
6.00% Interest
Rate
A-SIO
Aaa/AAA
4.00%- 1 MonthLibor
Interest
Rate
M1
Aa2/AA
Libor Floater
M2
A2/A
Libor Floater
M3
Baa2/BBB
Libor Floater
M4
Baa3/BBB-
Libor Floater
B
Ba2/BB
Libor Floater

Class A-IO and Class A-SIO are senior interest only classes and share the preferential right to receive interest over the Subordinate Classes with Classes A1 and A2.

Classes M1, M2, M3, M4 and B are subordinate classes subject to a lock-out period of 36 months with respect to principal payments.

Contacts

MBS Trading	Dan Wallace	(212) 526-8315
	Matt Miller	(212) 526-8315
	Rishi Bansal	(212) 526-8315
	Alar Randmere	(212) 526-8315
	Sumit Chhabra	(212) 526-8315
Syndicate	Kevin White	(212) 526-9519
	Bob Caldwell	(212) 526-9519
	Dan Covello	(212) 526-9519
MBS Banking	Ellen Kiernan	(212) 526-4279
	Jenna Levine	(212) 526-1453
	David Wong	(212) 526-6414

Summary of Terms	
Issuer:	Structured Asset Securities Corporation Series 2003-S1
Depositor:	Structured Asset Securities Corporation
Trustee:	Citibank, N.A.
Master Servicer:	Aurora Loan Services
Credit Risk Manager:	The MurrayHill Company
Underwriter:	Lehman Brothers Inc.
Distribution Date:	25th of each month, or the next succeeding Business Day First Payment Date: September 25, 2003
Cut-Off Date:	August 1, 2003
Expected Pricing Date:	August [ ], 2003
Closing Date:	August 29, 2003
Settlement Date:	August 29, 2003 through DTC, Euroclear or Cedel Bank
Delay Days:	0 day delay – All Classes
Dated Date:	August 25, 2003
Day Count:	Actual/360 on Classes A1, A2, A-SIO, M1, M2, M3, M4 and B
	30/360 on Class A-IO
Collection Period:	2nd day of prior month through 1st day of month of such distribution
Servicing Fee:	0.50% of the Group principal balance annually
Trustee Fee:	0.0095% of the Group principal balance annually

Summary of Terms (continued)	
Clearing/Registration:	Book-entry through DTC, Euroclear, and Cedel
Denomination:	Minimum $25,000; increments $1 in excess thereof for the Class A1 and Class A2. Minimum $100,000; increments $1 in excess thereof for the Subordinate Certificates. Minimum $100,000 in Notional Amount; increments $1 in excess thereof for Class A-IO and Class A-SIO.
SMMEA Eligibility:	None of the classes are expected to be SMMEA eligible
ERISA Eligibility:	The Class A1, Class A2, Class M, Class A-IO and Class A-SIO Certificates are expected to be ERISA eligible.
Tax Status:	REMIC for Federal income tax purposes

Sensitivity Analysis – To 10% Call					
% CPR	10%	20%	30%	40%	50%
Class A1					
Avg. Life (yrs)	3.25	1.67	1.02	0.73	0.56
Window (mos)	1-125	1-65	1-29	1-21	1-16
Expected Final Mat.	1/25/2014	1/25/2009	1/25/2006	5/25/2005	12/25/2004
Class A2					
Avg. Life (yrs)	13.06	8.08	3.50	1.99	1.48
Window (mos)	125-166	65-116	29-76	21-28	16-21
Expected Final Mat.	6/25/2017	4/25/2013	12/25/2009	12/25/2005	5/25/2005
Class M1					
Avg. Life (yrs)	10.79	6.32	5.64	2.59	1.93
Window (mos)	71-166	37-116	53-76	28-35	21-26
Expected Final Mat.	6/25/2017	4/25/2013	12/25/2009	7/25/2006	10/25/2005
Class M2					
Avg. Life (yrs)	10.79	6.32	4.71	4.25	2.46
Window (mos)	71-166	37-116	44-76	35-54	26-34
Expected Final Mat.	6/25/2017	4/25/2013	12/25/2009	2/25/2008	6/25/2006
Class M3					
Avg. Life (yrs)	10.79	6.32	4.48	4.21	3.18
Window (mos)	71-166	37-116	41-76	45-54	34-41
Expected Final Mat.	6/25/2017	4/25/2013	12/25/2009	2/25/2008	1/25/2007
Class M4					
Avg. Life (yrs)	10.79	6.32	4.40	3.86	3.41
Window (mos)	71-166	37-116	39-76	43-54	41-41
Expected Final Mat.	6/25/2017	4/25/2013	12/25/2009	2/25/2008	1/25/2007
Class B					
Avg. Life (yrs)	10.79	6.32	4.35	3.69	3.41
Window (mos)	71-166	37-116	38-76	39-54	41-41
Expected Final Mat.	6/25/2017	4/25/2013	12/25/2009	2/25/2008	1/25/2007

Sensitivity Analysis – To Maturity					
% CPR	10%	20%	30%	40%	50%
Class A1					
Avg. Life (yrs)	3.25	1.67	1.02	0.73	0.56
Window (mos)	1-125	1-65	1-29	1-21	1-16
Expected Final Mat.	1/25/2014	1/25/2009	1/25/2006	5/25/2005	12/25/2004
Class A2					
Avg. Life (yrs)	14.26	9.09	4.27	1.99	1.48
Window (mos)	125-282	65-211	29-165	21-28	16-21
Expected Final Mat.	2/25/2027	3/25/2021	5/25/2017	12/25/2005	5/25/2005
Class M1					
Avg. Life (yrs)	11.45	6.86	6.19	2.59	1.93
Window (mos)	71-273	37-192	53-153	28-35	21-26
Expected Final Mat.	5/25/2026	8/25/2019	5/25/2016	7/25/2006	10/25/2005
Class M2					
Avg. Life (yrs)	11.43	6.83	5.15	5.78	2.46
Window (mos)	71-265	37-178	44-143	35-121	26-34
Expected Final Mat.	9/25/2025	6/25/2018	7/25/2015	9/25/2013	6/25/2006
Class M3					
Avg. Life (yrs)	11.38	6.81	4.87	4.50	4.50
Window (mos)	71-251	37-165	41-130	45-93	34-90
Expected Final Mat.	7/25/2024	5/25/2017	6/25/2014	5/25/2011	2/25/2011
Class M4					
Avg. Life (yrs)	11.31	6.81	4.75	4.11	4.49
Window (mos)	71-233	37-165	39-117	43-83	50-62
Expected Final Mat.	1/25/2023	5/25/2017	5/25/2013	7/25/2010	10/25/2008
Class B					
Avg. Life (yrs)	11.15	6.72	4.62	3.88	3.84
Window (mos)	71-220	37-165	38-109	39-78	42-58
Expected Final Mat.	12/25/2021	5/25/2017	9/25/2012	2/25/2010	6/25/2008

A-IO Sensitivity Analysis (1)	
Price (%) (2)	Yield (%)
6.821545%	3.86%
6.831545%	3.65%
6.841545%	3.43%
6.851545%	3.21%
6.861545%	3.00%
6.871545%	2.79%
6.881545%	2.57%
6.891545%	2.36%
6.901545%	2.15%
Mod. Dur.	0.674 (3)

(1) Shown at the Certificate pricing assumption as defined on page one.

(2) These Prices do not include accrued interest. Accrued interest has been added to the price for purposes of calculating the yield.

(3) Assumes a price of 6.861545% plus accrued interest.

Effective Available Funds Cap Schedule* (1) (2)

**Reflects the effect of payments received under the Interest Rate Cap Agreement for the first 18 months if the Interest Rate Cap is paid on a 30/360 basis.*

Period	Net Funds Cap (%)	Period	Net Funds Cap (%)
1	N/A	31	10.57473
2	9.86609	32	9.55151
3	9.54793	33	9.87003
4	9.86631	34	9.55178
5	9.54816	35	9.87032
6	9.54827	36	9.55206
7	10.20689	37	9.55221
8	9.54850	38	9.87076
9	9.86690	39	9.55249
10	9.54873	40	9.87106
11	9.86714	41	9.55279
12	9.54896	42	9.55293
13	9.54908	43	10.57663
14	9.86750	44	9.55323
15	9.54932	45	9.87183
16	9.86775	46	9.55354
17	9.54956	47	9.87215
18	9.54968	48	9.55385
19	10.57300	49	9.55400
20	9.54993	50	9.87263
21	9.86839	51	9.55432
22	9.55018	52	9.87296
23	9.86866	53	9.55464
24	9.55044	54	9.55481
25	9.55057	55	10.21393
26	9.86906	56	9.55514
27	9.55083	57	9.87381
28	9.86933	58	9.55547
29	9.55110	59	9.87416
30	9.55123	60	9.55581

(1) Based on 1 month Libor of 4.10% for each period.

(2) Assumes prepayments occur at 30% CPR.

SASCO 2003-S1 Collateral Summary

Total Number of Loans	5,903	**Prepayment Penalty**	
Total Outstanding Loan Balance	$257,806,014	None	58.0%
Average Loan Principal Balance	$43,674	0.001-1.000	3.8%
Fixed Rate	100.0%	1.001-2.000	22.9%
Prepayment Penalty	42.0%	2.001-3.000	15.0%
Weighted Average Coupon	10.4%	4.001-5.000	0.3%
Weighted Average Original Term (mo.)	228.0		
Weighted Average Remaining Term (mo.)	222.1	**Geographic Distribution**	
Weighted Average Loan Age (mo.)	5.9	(Other states account individually for less than	
Weighted Average Combined LTV	95.4%	3% of the Cut-off Date principal balance)	
Non-Zero Weighted Average FICO	672	CA	55.2%
Non-Zero Weighted Average DTI	40.7%	FL	5.1%
		WA	4.8%
Lien Position		TX	4.6%
Second	99.1%	CO	3.6%
Third	0.9%		
		Occupancy Status	
Product Type		Primary Home	95.1%
Fixed - Fully Amortizing	53.4%	Investment	4.4%
Fixed - Balloon	46.6%	Second Home	0.5%

Collateral Characteristics

Collateral characteristics are listed below as of the Cut-Off Date

Scheduled Principal Balances			
($)	**Mortgage Loans**	**Principal Balance ($)**	**% of Group Principal Balance**
0.01 - 50,000.00	4,107	$124,324,518.55	48.22%
50,000.01 - 100,000.00	1,653	112,690,799.88	43.71
100,000.01 - 150,000.00	111	13,401,201.86	5.20
150,000.01 - 200,000.00	16	2,800,984.63	1.09
200,000.01 - 250,000.00	10	2,295,189.39	0.89
250,000.01 - 300,000.00	3	825,927.89	0.32
400,000.01 - 450,000.00	2	858,051.27	0.33
600,000.01 - 650,000.00	1	609,340.06	0.24
Total:	**5,903**	**$257,806,013.53**	**100.00%**

Minimum: $3.13
Maximum: $609,340.06
Average: $43,673.73

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Mortgage Rates

(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
6.001 - 6.500	3	$132,108.40	0.05%
6.501 - 7.000	21	1,217,643.22	0.47
7.001 - 7.500	97	5,978,882.14	2.32
7.501 - 8.000	307	18,310,182.67	7.10
8.001 - 8.500	407	19,655,658.02	7.62
8.501 - 9.000	381	16,079,762.96	6.24
9.001 - 9.500	383	14,917,272.90	5.79
9.501 - 10.000	378	17,570,135.96	6.82
10.001 - 10.500	444	19,381,193.98	7.52
10.501 - 11.000	1,651	73,787,402.88	28.62
11.001 - 11.500	498	20,791,778.40	8.06
11.501 - 12.000	453	16,990,380.33	6.59
12.001 - 12.500	364	15,334,025.21	5.95
12.501 - 13.000	313	10,698,087.51	4.15
13.001 - 13.500	152	5,418,937.94	2.10
13.501 - 14.000	25	717,311.22	0.28
14.001 - 14.250	6	147,100.85	0.06
14.251 >=	20	678,148.94	0.26
Total:	**5,903**	**$257,806,013.53**	**100.00%**

Minimum:	6.350%
Maximum:	15.990%
Weighted Average:	10.375%

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Original Terms to Stated Maturity			
(months)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 170	386	$17,967,213.53	6.97%
171 - 180	2,978	128,010,245.26	49.65
181 - 240	1,383	53,099,522.17	20.60
241 - 300	29	2,049,493.30	0.79
301 - 360	1,127	56,679,539.27	21.99
Total:	**5,903**	**$257,806,013.53**	**100.00%**

Minimum: 60.0
Maximum: 360.0
Weighted Average: 228.0

Remaining Terms to Stated Maturity			
(months)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 170	501	$22,156,586.85	8.59%
171 - 180	2,863	123,820,871.94	48.03
181 - 240	1,383	53,099,522.17	20.60
241 - 300	29	2,049,493.30	0.79
301 - 360	1,127	56,679,539.27	21.99
Total:	**5,903**	**$257,806,013.53**	**100.00%**

Minimum: 51.0
Maximum: 359.0
Weighted Average: 222.1

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Combined Loan-to-Value Ratio			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
10.001 - 20.000	3	$53,969.51	0.02%
20.001 - 30.000	30	1,274,237.60	0.49
30.001 - 40.000	9	410,516.60	0.16
40.001 - 50.000	7	293,895.68	0.11
50.001 - 60.000	9	483,615.31	0.19
60.001 - 70.000	27	2,644,009.33	1.03
70.001 - 80.000	144	7,986,248.77	3.10
80.001 - 90.000	1,017	41,777,246.40	16.20
90.001 - 100.000	4,657	202,882,274.33	78.70
Total:	**5,903**	**$257,806,013.53**	**100.00%**

Minimum: 15.460%
Maximum: 100.00%
Weighted Average: 95.384%

FICO Score			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 0	2	$99,291.14	0.04%
451 - 500	1	59,136.44	0.02
501 - 550	16	577,517.01	0.22
551 - 600	229	9,253,253.63	3.59
601 - 650	1,999	83,815,389.99	32.51
651 - 700	2,093	90,753,437.46	35.20
701 - 750	1,321	63,684,440.36	24.70
751 - 800	237	9,377,205.12	3.64
801 >=	5	186,342.38	0.07
Total:	**5,903**	**$257,806,013.53**	**100.00%**

Non-Zero Minimum: 470
Maximum: 820
Non-Zero WA: 672

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Loan Purpose			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
Purchase	3,932	$169,998,040.19	65.94%
Cash Out Refinance	1,454	64,493,470.90	25.02
Rate/Term Refinance	369	14,593,965.16	5.66
Home Improvement	93	6,285,851.35	2.44
Debt Consolidation	55	2,434,685.93	0.94
Total:	**5,903**	**$257,806,013.53**	**100.00%**

Property Type			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
Single Family	4,240	$186,557,606.80	72.36%
PUD	749	34,908,306.78	13.54
Condo	594	23,293,186.85	9.04
2-4 Family	309	12,745,532.96	4.94
Manufactured Housing	9	223,626.05	0.09
Townhouse	2	77,754.09	0.03
Total:	**5,903**	**$257,806,013.53**	**100.00%**

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the Cut-Off Date

States – Top 30			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
CA-S	1,621	$84,499,588.95	32.78%
CA-N	1,020	57,824,835.55	22.43
FL	394	13,158,954.96	5.10
WA	319	12,464,682.96	4.83
TX	385	11,912,911.66	4.62
CO	226	9,256,184.75	3.59
AZ	245	7,435,306.42	2.88
IL	192	7,374,856.95	2.86
NV	159	5,355,325.30	2.08
MA	109	4,838,186.24	1.88
OR	142	4,263,728.03	1.65
HI	81	3,950,210.97	1.53
MD	86	3,790,004.64	1.47
NY	68	3,725,250.56	1.44
VA	66	3,235,493.29	1.26
NJ	70	3,119,661.29	1.21
UT	69	2,583,888.85	1.00
MI	61	1,592,548.06	0.62
MN	35	1,579,302.12	0.61
NC	49	1,563,953.34	0.61
OH	64	1,558,260.69	0.60
PA	56	1,430,420.90	0.55
TN	43	1,163,178.71	0.45
MO	38	1,095,585.99	0.42
OK	34	864,845.76	0.34
LA	27	771,814.80	0.30
ID	28	759,375.07	0.29
CT	21	735,157.61	0.29
RI	22	693,117.52	0.27
WI	25	644,917.07	0.25
Other	148	4,564,464.52	1.77
Total:	**5,903**	**$257,806,013.53**	**100.00%**

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Prepayment Penalty Description			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
None	3,574	$149,615,195.02	58.03%
1% of Orig. Bal.	38	967,037.86	0.38
1% of UPB	22	577,126.44	0.22
2 Mos. Int. Amt. Prepaid, >20% of Orig. Bal.	1	27,147.69	0.01
2 Mos. Int. on 80% of UPB	5	119,552.56	0.05
2% of UPB	55	2,058,890.84	0.80
3 Mos. Int. on 80% of UPB	5	166,543.86	0.06
3% 2% 1% of UPB	4	62,068.24	0.02
5% 4% 3% of UPB	63	2,563,548.45	0.99
5% of Orig. Bal.	5	149,299.00	0.06
5% of UPB	21	1,172,011.52	0.45
6 Mos. Int. Amt. Prepaid, >20% Orig. Bal.	1,583	74,342,655.11	28.84
6 Mos. Int. on 80% of UPB	93	4,597,582.29	1.78
6 Mos. Int. on UPB	434	21,387,354.65	8.30
Total:	**5,903**	**$257,806,013.53**	**100.00%**

Documentation Type			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
Stated	2,107	$99,804,768.74	38.71%
Full	2,380	97,095,656.17	37.66
Limited	912	41,324,683.63	16.03
No Documentation	460	17,900,321.83	6.94
No Ratio	44	1,680,583.16	0.65
Total:	**5,903**	**$257,806,013.53**	**100.00%**